

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 30, 2009

By U.S. mail and facsimile to (203) 573-2686

Mr. Stephen C. Forsyth, Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

> **RE:**   **Chemtura Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
>
> **File No. 1-15339**

Dear Mr. Forsyth:

We have reviewed your response letter dated June 12, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

General

1. We note your response to comment 1 in our letter dated May 21, 2009. Please note that we may have further comments after we review your amended Form 10-K.

Financial Statements

3) Acquisitions and Divestitures, page 73

2. We have read your response to comment 5. You have told us that the oleochemical divestiture did not constitute a component of an entity in accordance with paragraph 41 of SFAS 144 and therefore you determined that the conditions in paragraph 42 of SFAS 144 for reporting the divestiture in discontinued operations would not be met. It is unclear how this business does not constitute a component of an entity when you have disclosed that revenues attributable to this

business were $160 million in 2007. That is, it appears that the oleochemicals business comprised operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, which entity we assume is Polymer Additives. Therefore, in your revised disclosure, please clearly explain further your position that the criteria in paragraphs 41 and 42 were not met. Also, please clarify for us how it is possible for the business to meet the EITF 98-3 criteria as well as have distinguishable cash flows enabling SFAS 142 goodwill impairment testing yet still not meet the criteria in paragraphs 41-42.

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis, page 31

3. We have read your responses to comment 10. There is a concern that investors may not fully understand management's basis for concluding that a substantial goodwill impairment charge was not required in the March 31, 2009 financial statements. In this regard, we note that the company's market capitalization prior to the March 17, 2009 NYSE delisting was $29 million whereas the March 31, 2009 equity balance is $338 million. The value of the company's stock would have had to increase from $0.12 per share on March 17, 2009 to $1.39 per share on March 31, 2009 in order for the company's market capitalization to equal the net carrying value of its assets. We understand that the company filed for Chapter 11 bankruptcy protection on March 18, 2009, and that the company's NYSE stock price declined 92% during the quarter, and that the company's sales, profits and operating cash flows all significantly declined during the quarter. Therefore, investors may not fully understand how management could reasonably conclude that despite each of these adverse factors, the fair value of its reporting units at the end of the period substantially exceeded the company's NYSE listed market capitalization at the beginning of the period. Consequently, the revised disclosure in the critical accounting estimates section of your December 31, 2008 Form 10-K/A should fully explain this anomaly and provide a substantive basis for any view that the company's March 17, 2009 quoted NYSE stock price should be excluded from the SFAS 142 fair value estimates. The basis for exclusion is unclear given the substantial trading in the company's stock prior to March 18, 2009. Please also explain to readers why management's inability to find buyers for the proposed business and asset sales (page 6 of the Form 10-Q) is consistent with management's March 31, 2009 fair value estimates wherein a conclusion was reached that the company's fair value substantially exceeded the net carrying value of its assets. Also, please explain the basis for any risk premiums applied in your analysis. Further, please explain the basis for using market multiples of companies that do not appear comparable since those companies are presumably actively traded and not in Chapter 11 bankruptcy proceedings. Please also quantify your fair value estimates at each SFAS 142 testing date so readers can

understand the accuracy of prior estimates as required by Section 501.14 of the Financial Reporting Codification.

*   *   *   *

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding these comments. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief